SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 26th June 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




June 26, 2003



BP AND AAR SIGN RUSSIAN PARTNERSHIP AGREEMENT

BP, and the Alfa Group and Access-Renova (AAR) today announced that they have signed a sale and purchase agreement - a significant step towards formal completion of the proposed combination of the companies' Russian businesses.


The transaction, which was first announced in February, creates a new joint venture company, TNK-BP, with BP and AAR each holding 50 per cent stakes. When the transaction is completed, BP will become the world's second largest private sector producer of oil and gas, and TNK-BP itself will be the tenth largest.


Closing adjustments reflecting increased debt levels in TNK-BP, partly due to TNK's financing of the Slavneft acquisition, mean BP now expects to pay around $2.4bn for its equity interest in TNK-BP, less than the $3 billion anticipated at the time of the announcement in February. In addition there will be three annual tranches of $1.25 billion, payable in BP ordinary shares valued at market prices prior to each annual payment.


BP's Chief Executive Lord Browne expressed satisfaction at the pace of progress made since February and noted the increase in production from the assets of the new joint venture company, which is up so far this year by around 10 per cent year on year, as well as in the level of exports. "This is one important element in the process of strategic renewal within BP. On the basis of the progress made to date I believe we can complete the transaction over the summer and then begin to deliver the tremendous value potential which we see." More than 70 members of the management team for the new joint venture company have already been appointed.


The agreement signed today finalizes all the commercial arrangements for the formation of the TNK-BP joint venture company, which will be effective from January 1, 2003, subject to the approval of regulatory authorities including those at the European Union, in Ukraine and in Russia.


Discussions continue between BP and AAR on whether the interest, which TNK has taken in the Russian company Slavneft, should be included in TNK-BP. Any such inclusion will result in additional consideration being paid to AAR.


Notes to editors:


- As at December 31, 2002 the total net assets and profits after tax of the combination of businesses, which are the subject of this transaction, were $5,100 million and $1,551 million respectively.


- BP was advised in this transaction by Merrill Lynch International, Morgan Stanley and Co. Limited and United Financial Group.


- The BP shares to be issued to AAR will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.


Further information:


BP Press Office, London, tel: +44(0)20 7496 5256/ 4708/ 4358


                                    - ENDS -




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:26th June 2003                     /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary